                     SMITH HELMS MULLISS & MOORE, L.L.P
                             Attorneys at Law
                           Post Office Box 31247
                      Charlotte, North Carolina 28231
                             (704) 343-2000


                             October 24, 1997






First Charter Corporation
First Charter National Bank
22 Union Street North
Concord, NC 28026-0228

Carolina State Bank
316 South Lafayette Street
Shelby, NC 28150

RE:      MERGER OF CAROLINA STATE BANK INTO FIRST CHARTER NATIONAL BANK:
         FEDERAL INCOME TAX CONSEQUENCES

Ladies and Gentlemen:

         We have served as tax counsel to First Charter Corporation ("First Charter") in connection with the adoption of the Agreement and Plan of Merger, dated as of August 15, 1997 (the "Merger Agreement"), by and between First Charter and Carolina State Bank ("CSB"). Except to the extent otherwise defined herein, capitalized terms used herein have the same meaning set forth in the Merger Agreement.

         The Merger Agreement provides for the merger of CSB, a North Carolina state-chartered commercial bank, with and into First Charter National Bank, a national banking association and the wholly-owned subsidiary of First Charter ("FCNB"), in accordance with the laws of the United States and the State of North Carolina (the "Merger"). FCNB will survive the merger, and the separate corporate existence of CSB will cease. According to the Merger Agreement, each outstanding share of CSB common stock ("CSB Common Stock"), subject to the exercise of dissenters' rights, will be converted into and exchanged for shares of First Charter common stock ("First Charter Common Stock") pursuant to the Exchange Ratio provided by the Merger Agreement; PROVIDED, HOWEVER, that any shares of CSB Common Stock held by First Charter or any of its wholly owned Subsidiaries or CSB or its wholly owned Subsidiaries immediately prior to the Effective Time, other than shares held by First Charter or CSB or any of their respective wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor. No fractional shares of First Charter Common Stock will be issued to exchanging holders of CSB Common Stock, and cash will be paid in lieu thereof. No shares of FCNB stock will be issued to exchanging holders of CSB Common Stock or otherwise in the Merger. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement.

         In rendering this opinion we have assumed, without independent verification, the legal capacity of natural persons, the genuineness of all signatures on, and the authenticity of, all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies thereof and the authenticity of the originals of such documents. We have further assumed that each of the parties to the Merger Agreement has the requisite corporate power and authority to enter into and to perform the Merger Agreement and the transactions contemplated thereby, that the Merger Agreement has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of each of the parties thereto, and that all requisite regulatory approvals have been duly obtained.

         We have been provided with a copy of letters dated of even date herewith in which the Chief Executive Officer of each of First Charter and FCNB and of CSB, respectively, makes certain representations regarding the transaction (the "Representations").

         In rendering the opinions set forth below, we have considered the Merger Agreement, the Representations, applicable case law and applicable provisions of (i) the Internal Revenue Code of 1986, as amended and as currently in effect (the "Code"), (ii) the regulations adopted under the Code, (iii) the Revenue Rulings and Revenue Procedures published under and with respect to the Code and (iv) the North Carolina General Statutes as currently in effect and regulations promulgated thereunder. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that would differ materially from the opinions set forth herein. In addition, it should be noted that an opinion of counsel represents only that counsel's best legal judgment and has no binding effect on the Internal Revenue Service or North Carolina Department of Revenue or official status of any kind.

         Based solely upon the matters and resources we have considered as indicated above, and in reliance thereon, and subject to the limitations, qualifications and exceptions set forth below, we are of the opinion that, upon consummation of the Merger in strict accordance with all the terms and conditions of the Merger Agreement, the transaction will be treated as follows for federal income tax purposes:

         (a) The merger of CSB with and into FCNB will constitute a reorganization within the meaning of Section 368(a) of the Code. CSB, FCNB and First Charter will each be "a party to the reorganization" within the meaning of
Section 368(b) of the Code.

         (b) No gain or loss will be recognized by CSB on the transfer of its assets to FCNB in constructive exchange for First Charter Common Stock and the assumption by FCNB of the liabilities of CSB. No gain or loss will be recognized by CSB on the distribution of First Charter Common Stock to the CSB shareholders.

         (c) No gain or loss will be recognized by FCNB or First Charter upon the receipt of CSB's assets by FCNB in constructive exchange for First Charter Common Stock.

         (d) The tax basis of the assets of CSB in the hands of FCNB will be the same as the tax basis of those assets in the hands of CSB immediately prior to the Merger.

         (e) The holding period of the assets of CSB in the hands of FCNB will include the period during which such assets were held by CSB.

         (f) No gain or loss will be recognized by those CSB shareholders who receive solely First Charter Common Stock (including fractional shares, if any) in exchange for their CSB Common Stock.

         (g) The tax basis of the First Charter Common Stock (including fractional shares, if any) received by the CSB shareholders will be the same as the tax basis of the CSB Common Stock surrendered in exchange therefor.

         (h) The holding period of the First Charter Common Stock (including fractional shares, if any) received by the CSB shareholders will include the period during which the CSB Common Stock surrendered in exchange therefor was held, provided that the CSB Common Stock was held as a capital asset on the date of consummation of the Merger.

         (i) The payment of cash to a CSB shareholder in lieu of the actual issuance of fractional shares of First Charter Common Stock will be treated for federal income tax purposes as if such fractional shares were in fact distributed as part of the exchange and the cash was then distributed by First Charter in redemption of such fractional shares subject to Section 302 of the Code. If the redemption meets one of the four tests set forth in that section, the shareholder will be treated as if such shareholder sold such fractional shares of First Charter Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis allocable to such fractional shares. Any gain or loss recognized will be capital gain or loss, assuming that the fractional shares of First Charter Common Stock would have been a capital asset in the hands of the shareholder. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

         (j) The receipt of cash by a dissenting CSB shareholder will be treated as received by that shareholder as a distribution by CSB in redemption of such shareholder's CSB Common Stock, subject to the provisions and limitations of
Section 302 of the Code. If the redemption meets one of the four tests set forth in that section, the shareholder will be treated as if such shareholder sold his shares of CSB Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis applicable to such shareholder=s shares of CSB Common Stock. Any gain or loss recognized will be capital gain or loss, assuming that the shares of CSB Common Stock are a capital asset in the hands of the shareholder. If none of the four tests provided in
Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

         We are of the further opinion that the Merger will be treated in substantially the same manner for North Carolina income tax purposes as for federal income tax purposes.

         In rendering this opinion, we are not expressing an opinion as to the laws of any jurisdiction other than the State of North Carolina and the United States of America, and we assume no responsibility as to the applicability of the laws of any other jurisdiction to the subject transaction or to the effects of such laws thereon. Except to the extent specifically provided herein, no opinion is expressed or implied concerning the federal income tax consequences of the transactions described in the Merger Agreement or the consequences under any other federal, state or local tax laws. In particular, no opinion is expressed herein regarding the income tax consequences of the proposed conversion of any outstanding options and warrants in respect of CSB Common Stock into options and warrants in respect to First Charter Common Stock in connection with the transactions described in the Merger Agreement.

         The opinions expressed herein are for the exclusive benefit of First Charter, FCNB, CSB and their respective shareholders in connection with the transactions described in the Merger Agreement. This opinion may not be relied upon by them for any other purpose, and may not be relied upon, or used, circulated or quoted, by, nor may copies thereof be provided to, any other person or entity for any purpose whatsoever without our prior consent. Unless the prior written consent of our firm is obtained, this opinion is not to be quoted or otherwise referred to in any report, proxy statement or registration statement, nor is it to be filed with or furnished to any governmental agency or other person, except as otherwise required by law. We consent to the filing of this letter as an exhibit to the Registration Statement on Form S-4 being filed by First Charter for the registration of 1,760,370 shares of First Charter Common Stock in connection with the transactions contemplated by the Merger Agreement and to a summary of the provisions hereof in the Joint Proxy Statement-Prospectus constituting a part of such Registration Statement.

         This opinion is specifically limited to those matters expressed herein, effective as of the date hereof. We assume no duty to inform you of any changes in our opinion hereafter due to any change in law or facts that may hereafter occur or come to our attention.

                                   Very truly yours,

                                   /s/ SMITH HELMS MULLISS & MOORE, L.L.P.